FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


              FOR THE MONTH OF JANUARY 1, 2004 TO JANUARY 31, 2004


                          CITYVIEW CORPORATION LIMITED


                              SEC FILE NO. 00028794


             LEVEL 9, 28 THE ESPLANADE, PERTH WESTERN AUSTRALIA 6000


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F __X__      Form 40-F _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____      No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date February 13, 2004


Signed by:
________________________________________
THINAGARAN
Director



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
               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                    FROM JANUARY 1, 2004 TO JANUARY 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




559      REPORT FOR THE QUARTER ENDED DECEMBER 31, 2003



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                                             [CITYVIEW CORPORATION LIMITED LOGO]

                          REPORT FOR THE QUARTER ENDED
                                DECEMBER 31, 2003

                               SUMMARY FACT SHEET

                                 COMPANY DETAILS

Registered Office:                     17 Ord Street
                                       West Perth WA 6005
                                       Australia
Principal Place of Business:           Level 9
                                       28 The Esplanade
                                       Perth WA 6000
Telephone:                             (618) 9226 4788
Fax:                                   (618) 9226 4799
E-Mail:                                info@cityviewcorp.com
Internet:                              www.cityviewcorp.com
Chief Executive Officer:               A I Saddique
Chairman:                              Y M Jumabhoy
Directors:                             R Goh
                                       E Ee
                                       Thinagaran
                                       Md N Ramli
                                       J F Arbouw
Company Secretary:                     J F Arbouw
Australian Auditors:                   BDO
Australian Stock Exchange Symbol:      CVI
NASD Symbol:                           CTVWF
Australian Share Registry:             Computershare Investor Services Pty. Ltd.
US Share Registry:                     Computershare Trust Company Inc
________________________________________________________________________________

MARKET CAPITALISATION AT DECEMBER 31, 2003

Shares on Issue                        70,161,616
Options                                Nil
Fully Diluted Capital                  70,161,616
Market Value Fully Diluted             AUD$5,051,636 (US$3,784,180)
________________________________________________________________________________

TRADING VOLUME
                           AUS                 US               TOTAL
 MONTH                    VOLUME             VOLUME             VOLUME
 -----                    ------             ------             ------
 October 2003             905,240             446,500          1,351,740
 November 2003            586,836             605,990          1,192,826
 December 2003            452,974           1,296,863          1,749,837
 TOTAL                  1,945,050           2,349,353          4,294,403


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                                             [CITYVIEW CORPORATION LIMITED LOGO]


OIL & GAS INDONESIA

CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").


MADURA CONCESSION - MADURA ISLAND, INDONESIA:

Throughout the Quarter, the Operator conducted in-house comprehensive evaluation of the exploration work and concluded that the Block contained a large potential of gas reserves. Subsequently the Operator engaged Gaffney Cline & Associates (Consultants) Pte Ltd "GCA" to carry out a comprehensive multidiscipline study on the prospectivity of the Madura Block. The results of the study by GCA will form the basis for future work programs and budgets.

The Board of CityView will make a decision on the Company's future plans upon the conclusion of the study, which is expected within the next month.


SIMENGGARIS CONCESSION - KALIMANTAN INDONESIA

The Operator has proposed that 2 wells be drilled in the Simenggaris block for 2004. One of the wells is "Bangku Besar" and the other is yet to be confirmed. In October 2002, the Operator advised CityView that the estimated reserves of Bangku Besar, based on information available to the Operator, was 27 MMBO oil and 127 BCF gas. The Operator has submitted the work program and budget for 2004 and is currently awaiting approval from the authorities.

THESE ESTIMATES ARE FURNISHED TO CITYVIEW BY THE OPERATOR AND HAVE NOT BEEN VERIFIED IN ACCORDANCE WITH AUSTRALIAN STOCK EXCHANGE LISTING RULES 5.11,5.12 AND 5.13. CITYVIEW RELEASED THE ESTIMATED RESERVES IN GOOD FAITH BUT ADVISES INVESTORS NOT TO RELY ON SAME.


SANDS SOLUTIONS GROUP PTY LTD ("SANDS SOLUTIONS")

CityView has received legal advice from Allens Arthur Robinson, a leading Australian law firm. Pursuant to the said legal advice, the Board has instructed Allens Arthur Robinson to carry out further enquiries into the circumstances of the loan to Sand Solutions, which may include a public examination of the relevant persons involved in the matter.

FINANCE

Cash at Bank                            AUD$ 658,936
Expenditure for the Quarter             AUD$ 107,818

THINAGARAN
DIRECTOR

JANUARY 29, 2004

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
          LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")
                                    DOCUMENTS


                    FROM JANUARY 1, 2004 TO JANUARY 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



             NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH OF
                                  JANUARY 2004.



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